December 15, 2022

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Claudia Rios, Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EESTech, Inc. Withdrawal Request Registration Statement on Form 10-12G File No. 000-32863

Dear Claudia Rios:

EESTech, Inc. (“EESTech” or the “Company”) has today filed with the Securities and Exchange Commission a Registration Statement on Form 10-12G (the “Registration Statement”). The Registration Statement is filed in replacement of the Form 10-12G filed by the Company on October 26, 2022 (the “Prior Registration Statement”), which the Company withdrew on December 14, 2022 solely for the purpose of starting a new 60-day period after which a Form 10 would otherwise automatically become effective. In turn, the Prior Registration Statement was filed in replacement of the Form 10-12G originally filed August 26, 2022, which the Company similarly withdrew on October 24, 2022 solely for the purpose of starting a new 60-day period after which a Form 10 would otherwise automatically become effective.

The Registration Statement filed today reflects, among other updates, revisions in response to the comments raised in the letter to the Company dated November 22, 2022 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Prior Registration Statement.

The Company is providing the following responses to the Comment Letter. To assist your review, we have included the headers and page numbers cited in the Comment Letter and retyped the text of the Staff’s comments in bold typeface. Please note that the page numbers in headings and comments below are as cited in the Comment Letter with respect to the Prior Registration Statement.

Description of Business, page 3

1.	We note you disclose that you are currently focused on the delivery of terms under an agreement with Samancor Chrome South Africa. Please expand your disclosure here to clarify the current status of the Samancor project. Discuss in greater detail the "delivery of terms" on which you are currently focused and your plan of operations for the next twelve months. In addition, please discuss any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish the Samancor project.

Response: EESTech has revised the disclosure cited in the Staff’s comment.

2.	Please expand your disclosure to discuss your work orders for Sasol Limited in greater detail. Explain clearly what steps you have taken to date and which steps remain to be implemented and the expected timetable for such work orders. In addition, please discuss the status of the Sasol conceptual engineering and design study for a commercial scale fine coal agglomeration facility to validate commercial scaling and financial feasibility of such a process facility. Describe any specific milestones that have been met and need to be satisfied related to the study.

Response: EESTech has revised the disclosure cited in the Staff’s comment.

Company Overview, page 4

3.	We note your response to prior comment 3. Please expand your disclosure to clarify whether your Heads of Agreement with Inductotherm Group and Tetronics are binding agreements. To the extent such agreements are binding agreements, please file copies of the Heads of Agreements as exhibits to your registration statement or tell us why you believe you are not required do so. Refer to Item 601(b) of Regulation S-K. In that regard, we note you disclose on page 9 that you announced the signing of an exclusive supply agreement with Inductotherm on February 19, 2020.

Response: EESTech has revised the disclosure cited in the Staff’s comment to clarify that the Heads of Agreement (“HOA”) are non-binding arrangements. As explained in the Company’s prior response to Comment 3 in its letter dated October 26, 2022, an HOA is equivalent to a letter of intent. The Company’s HOAs set “out the principal terms on which the Parties will formulate commercial agreements” to enter into in the future. As such, EESTech does not believe its HOAs are material contracts within the scope of Item 601(b)(10) thus are not filed as exhibits to the Registration Statement. Additionally, EESTech has deleted the adjective “exclusive” in regard to Inductotherm. As the revised disclosure in response to Comment 2 describes, the agreement provides that Inductotherm will supply EESTech, rather than the reverse. Although EESTech anticipates that it will exclusively acquire its furnace materials from Inductotherm, EESTech believes it could locate alternative suppliers if needed.

4.	Please expand your disclosure to disclose the name of the individual from Inductotherm that is quoted on page 5 and tell us why you do not provide the consent of such individual and Dr. Tim Johnson. Refer to Rule 436 of the Securities Act.

Response: Rule 436 of the Securities Act does not apply to a registration statement under the Exchange Act. Nonetheless, EESTech has revised the disclosure to delete the two quotes cited in the Staff’s comment.

Samancor Chrome Holdings Proprietary Limited, page 12

5.	We note your expanded disclosure in response to prior comment 5. Please further expand your disclosure to address the following points:

•	Clarify how you will fulfill your contract of recycling Samancor’s 10 million tons of FeCr slag waste over a 10-year period if your slag reclamation facility only has a processing capacity of approximately 700,000 tons of FeCr slag per annum.
•	Disclose the basis that supports your revenue forecast price of $150 per ton for Tailings Sand.
•	Revise your Tailings Sand calculation as appropriate, as the currently disclosed sale of 500,000 tons does not yield $825 million.
•	Besides the $50 million estimated deployment costs to commission the slag reclamation facility, discuss the nature and estimates of other costs, including cost of sales, that you expect to incur under the Samancor contract.

Response: EESTech has revised the disclosure cited in the Staff’s comment.

6.	Revise your disclosure to clarify whether stage 2 of your 2-stage deployment program, described on page 12 as “the deployment of your patent pending plasma over induction furnace (IRF) technology for the primary smelting of chrome concentrate WRAM-ROX into FeCr metal, then sold back to Samancor under the terms of an Off-Take Agreement for all FeCr metal produced”, is part of your February 21, 2019 contract with Samancor or a separate agreement.

If a separate agreement, please clarify the status of the agreement for stage 2 and describe the key terms of such agreement, including time period, volumes and prices, as applicable.

Discuss the expected deployment timing of your IRF and other applicable technologies; the remaining material work and estimated costs required to reach deployment, including cost to build and/or commission an IRF smelting or operating facility, as applicable; and the uncertainties that may cause delays in deployment, including the extent of additional time and cost.

Response: EESTech has revised the disclosure cited in the Staff’s comment. The deployment program cited in the Staff’s comment is part of the February 21, 2019 contract with Samancor.

EESTech Customers/Prospects

Sasol South Africa Limited, page 14

7.	We note your response to prior comment 6 and reissue it in part. Please file your two work orders with Sasol as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K. In addition, to the extent you are dependent on the work from Sasol, please include related risk factor disclosure.

Response: In response to Comment 2 above, EESTech has revised the disclosure summarizing the work orders with Sasol. As described in that disclosure, the work orders relate to preparing samples and conducting a study. These type of limited engagements are within the ordinary course of business conducted by EESTech, and are preliminary before entering into more substantive commercial project agreements. EESTech is not substantially dependent on the work orders with Sasol due in part to their limited nature. The work orders therefore do not constitute material contracts within the scope of Item 601(b)(10) of Regulation S-K. Similarly, EESTech has not added a risk factor related to Sasol due in part to the limited nature of such work. If in the future, EESTech enters into a more comprehensive agreement with Sasol, EESTech will reevaluate whether an exhibit filing or risk factor is appropriate, particularly if EESTech is then substantially dependent on an agreement or otherwise with Sasol. However, in response to the Staff’s comment, EESTech has added a risk factor to address the Samancor agreement, which previously was filed as an exhibit to the Prior Registration Statement.

Intellectual Property Rights and Strategy

Trade marks, page 18

8.	We note your response to prior comment 1 and reissue it in part. Please revise your filing to describe the duration of your existing trademark for the EESTech leaf now registered in EU.

Response: EESTech has revised the disclosure cited in the Staff’s comment.

Sasol, page 22

9.	Regarding the work orders given to you by Sasol, please expand your disclosure to specify whether these orders include fixed pricing terms for your services or clarify what you mean by “Sasol seeking $46 per ton tolling/fee for your services.” Additionally, disclose the estimated costs associated with completing and delivering your performance obligations for these two work orders.

Response: EESTech has revised the Registration Statement to delete the quoted language cited in the Staff’s comment. That disclosure was based upon preliminary discussions with Sasol. Upon further review, EESTech has determined that the disclosure is no longer current and any such preliminary pricing discussions are not appropriate in the

Registration Statement at this time. Additionally, in EESTech management’s view, costs associated with the two work orders for Sasol are not material due in part to the limited nature of such work orders as described in Comment 7 above.

Advisory Board, page 23

10.	We note your revised disclosure in response to prior comment 9 states that your advisory board assists you with corporate and finance and research and development matters. Please revise your disclosure to identify the members of your advisory board in your registration statement and discuss whether the advisory board receives any compensation for its services.

Response: The advisory board members do not participate in Board of Directors matters and do not exercise management responsibility for EESTech. As described in the Registration Statement, EESTech does not have direct employees and therefore relies upon the services of specialist consultants. The advisory board members are among the persons providing such consulting services. Nonetheless, EESTech has revised the disclosure cited in the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19, page 30

11.	We note your revised disclosure in response to prior comment 18 reflects that you have and will continue to take "ordinary business steps to mitigate the impact of COVID-19" supply chain disruptions. Please expand your disclosure to discuss how these supply chain disruptions have impacted your operations and describe the ordinary business steps you have taken or intend to take to mitigate the impact of such disruptions.

Response: EESTech has revised the disclosure cited in the Staff’s comment. Additionally, EESTech management has reviewed CF Disclosure Guidance: Topic 9A (June 23, 2020) and, in EESTech management’s view, has addressed the considerations provided therein to the extent material and applicable.

Liquidity and Capital Resources, page 31

12.	We note your disclosure of Project Financing on page 32 responding to prior comment 12. Please expand your disclosure to quantify all of your known short-term and long-term material cash requirements, specifying the nature and relevant time period for the related cash requirements, for Samancor, Sasol and any other significant projects, obligations or commitments. Your disclosure should include, but not be limited to, the cash requirements to establish your FeCr slag reclamation facility, as well as cash requirements to deploy your IRF technology, including the cost to construct any required equipment and/or related facility.

Response: EESTech has revised the disclosure cited in the Staff’s comment.

Financial Statements

General, page F-1

13.	Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

Response: EESTech has updated its financial statements in the Registration Statement.

Balance Sheets, page F-3

14.	We note your response to prior comment 15; however, your current balance sheet presentation does not comply with the guidance in FASB ASC 810-10-45-16. Please revise your balance sheets on pages F-3 and F-16 to reposition the “Change in proportionate interest reserve” line item below the “Total stockholders’ equity (deficit)” line item, with the latter line item relabeled to clarify that it represents equity attributable to EESTech. Refer to FASB ASC 810-10-55-4 for an illustration of the appropriate presentation of a noncontrolling interest in a balance sheet. Similarly reposition the columns in your statements of changes in stockholders’ equity on pages F-5 and F-18. Further, please correct the column headings in your statements of changes in stockholders' equity (deficit) on page F-5 as they appear to be misaligned.

Response: EESTech has reviewed the accounting literature cited in the Staff’s comment and determined that the change in proportionate interest constitutes additional paid-in capital as per Case A of 55-4b within FASB ASC 810-10-45-23. As such, EESTech has revised pages F-5 and F-18 of the financial statements. EESTech also has repositioned the column headings and column alignment cited in the Staff’s comment.

* * *

We appreciate your time and attention to the Registration Statement as well as the above responses to the Staff’s comments.

Sincerely,

/s/ Murray Bailey
Murray Bailey Chief Executive Officer and President

cc: Rimon, P.C.